EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES

COMBINED WITH 50% OWNED UNCONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2008	2007	2006	2005	2004
		(Dollars in Millions)

Income (loss) before cumulative effect of change in accounting principle	$(415)	$(5)	$49	$56	$9
Add:
Interest expense	113	164	136	133	178
Portion of rentals representative of the interest factor	15	12	12	12	11
Income tax expense (benefit) and other taxes on income	289	83	5	26	(21)
Minority interest	10	10	6	2	4
Amortization of interest capitalized	3	3	3	2	1
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	(2)	(1)	(3)	(1)	—

Earnings as defined	$13	$266	$208	$230	$182

Interest expense	$113	$164	$136	$133	$178
Interest capitalized	6	6	6	3	2
Portion of rentals representative of the interest factor	15	12	12	12	11

Fixed charges as defined	$134	$182	$154	$148	$191

Ratio of earnings to fixed charges	0.10	1.46	1.35	1.55	0.95

NOTE:	Earnings were inadequate to cover fixed charges by $121 million for the year ended December 31, 2008 and by $9 million for the year ended December 31, 2004.

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